SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Yubo International Biotech Limited
(Name of Issuer)

Class A Common Stock, $.001 par value

(Title of Class of Securities)

988366100

(CUSIP Number)

Flydragon International Limited

Wickham’s Cay II, P.O. Box 2221

Road Town, Tortola, British Virgin Islands

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:

Mark C. Lee, Esq.

Greenberg Traurig, LLP

1201 K Street, Suite 1100

Sacramento, California 95814

January 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988366100	Page 2 of 6

1	NAME OF REPORTING PERSONS Flydragon International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,943,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,943,800[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,943,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%[2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

___________________

1 Consists of 39,943,800 shares of Class A Common Stock directly held by Flydragon International Limited, an entity controlled 100% by Jun Wang.

2 The percentage is based on 118,177,885 shares of Class A Common Stock outstanding on January 14, 2021.

CUSIP No. 988366100	Page 3 of 6

1	NAME OF REPORTING PERSONS Jun Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,943,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,943,800[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,943,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%[2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

__________

1 Consists of 39,943,800 shares of Class A Common Stock directly held by Flydragon International Limited, an entity controlled 100% by Jun Wang.

2 The percentage is based on 118,177,885 shares of Class A Common Stock outstanding on January 14, 2021.

CUSIP No. 988366100	Page 4 of 6

Item 1. Security and Issuer

This Schedule 13D relates to the shares of Class A Common Stock, $.001 par value per share (“Class A Common Stock”), of Yubo International Biotech Limited (the “Issuer”). The principal executive offices of the Issuer are located at Room 105, Building 5, Xishiku Avenue, Xicheng District, Beijing, China.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Flydragon International Limited, and its controlling shareholder, Jun Wang, who owns 100% of the equity interest in Flydragon International Limited (collectively, the “Reporting Persons”).

(b) The business address of Flydragon International Limited is Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The business address of Jun Wang is c/o Yubo International Biotech Limited, Room 105, Building 5, Xishiku Avenue, Xicheng District, Beijing, China.

(c) Flydragon International Limited is an investment holding company. Jun Wang is a director and the Chief Executive Officer of the Issuer.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Flydragon International Limited is organized under the law of British Virgin Islands. Jun Wang is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired 39,943,800 shares (the “Shares”) of the Issuer’s Class A Common Stock in exchange for capital stock in Platinum International Biotech Co., Ltd., a company organized under the laws of the Cayman Islands (“Platinum”), in connection with the acquisition of Platinum’s outstanding capital stock by the Issuer through a voluntary share exchange transaction (the “Exchange Transaction”) with the shareholders of Platinum (the “Selling Shareholders”), including the Reporting Persons, pursuant to an Agreement and Plan of Share Exchange, dated as of January 14, 2021, by and among the Issuer, Platinum, Yubo International Biotech (Beijing) Co. Ltd., a company organized under the laws of the People’s Republic of China, and the Selling Stockholders (the “Exchange Agreement”). The Exchange Agreement was filed with the Securities and Exchange Commission on January 14, 2021 on a Current Report on Form 8-K. The Exchange Transaction closed on January 14, 2021.

Item 4. Purpose of the Transaction

The Reporting Persons received the shares of Class A Common Stock in connection with the Exchange Transaction described in Item 3 above.

Subject to on-going evaluation, except as set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

CUSIP No. 988366100	Page 5 of 6

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own 39,943,800 shares of Class A Common Stock, which represent 33.8% of the issued and outstanding shares of Class A Common Stock of the Issuer.

(b) The Reporting Persons have sole power to vote and sole power to dispose of 39,943,800 shares of Class A Common Stock.

(c) No transactions in the Issuer’s capital stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the Exchange Transaction described in Item 3 above.

Item 7. Material to be Filed as Exhibits

The Agreement and Plan of Share Exchange is hereby incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on January 14, 2021.

CUSIP No. 988366100	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the Reporting Persons hereby certifies that the information set forth in this Schedule 13D is true, complete, and correct.

FLYDRAGON INTERNATIONAL LIMITED

Dated: January 21, 2021	By:	/s/ Jun Wang
Name: Jun Wang
Title: Director

/s/ Jun Wang
Jun Wang